Exhibit 99.6

Emera Reports 2019 First Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) announced financial results for the first quarter of 2019.

Q1 2019 Highlights:

Reported Net Income

●	Q1 2019 reported net income was $312 million, compared with net income of $271 million in Q1 2018
●	Q1 2019 reported earnings per common share were $1.32, compared with $1.17 per common share in Q1 2018

Adjusted Net Income (1)

●	Q1 2019 adjusted net income was $224 million, compared with $202 million in Q1 2018
●	Q1 2019 adjusted earnings per common share were $0.95, compared with $0.87 in Q1 2018

Cash Flow

●	Operating cash flow, before changes in working capital, decreased by $26 million to $418 million in Q1 2019, compared with $444 million in Q1 2018

DRIP Discount

●	Discount offered on the reinvestment of cash dividends under the dividend reinvestment plan (the “DRIP”) reduced from five per cent to two per cent

(1) See “Non-GAAP Measures” noted below.

“Our business continued to perform well during the first quarter, delivering strong financial results while making measurable progress on our strategic objectives,” said Scott Balfour, President and CEO. “With the recent close of our New England Gas Generation transaction and the announced sale of Emera Maine, we are well positioned to focus on our robust capital investment profile.”

Financial Highlights:

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2019	2018
Net income attributable to common shareholders	$312	$271
After-tax mark-to-market gain (loss)	88	$69
Adjusted net income attributable to common shareholders (1)(2)	$224	$202

Earnings per common share – basic	$1.32	$1.17
Adjusted earnings per common share – basic (1)(2)	$0.95	$0.87

Weighted average shares of common stock outstanding - basic (millions of shares)	236	231

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments

After-tax mark-to-market gains increased $19 million to $88 million in 2019 compared to $69 million in 2018, mainly due to changes in Emera Energy’s existing positions on gas contracts and a larger reversal of mark-to-market losses in 2019 compared to 2018, partially offset by higher amortization of gas transportation assets in 2019.

The weaker Canadian dollar increased earnings by $13 million and adjusted earnings by $8 million in Q1 2019 compared to Q1 2018.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2018 to 2019 in the first quarter.

For the millions of Canadian dollars	Three months ended March 31
Adjusted net income – 2018 (1)(2)	$202
Gas Utilities and Infrastructure	14
Gain on sale of property in Florida	10
Canadian Electric Utilities	6
Other Variances	(8)
Adjusted net income – 2019 (1)(2)	$224

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of mark-to-market adjustments

Segmented Results:

Effective January 1, 2019, Emera has revised its reportable segments to align with strategic priorities and internal governance. Emera reports its results in five operating segments: Florida Electric Utility, Canadian Electric Utilities, Other Electric Utilities, Gas Utilities and Infrastructure and Other.

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2019	2018
Adjusted net income (1)
Florida Electric Utility	$61	$60
Canadian Electric Utilities	96	90
Other Electric Utilities (2)	16	15
Gas Utilities and Infrastructure	67	53
Other (2)	(16)	(16)
Adjusted net income (1)	$224	$202
After-tax mark-to-market gain (loss)	88	69
Net income attributable to common shareholders	$312	$271

EPS (basic)	$1.32	$1.17

Adjusted EPS (basic) (1)(2)	$0.95	$0.87

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments.

Florida Electric Utility’s CAD net income increased by $1 million to $61 million in Q1 2019, compared to $60 million in Q1 2018. This increase was due to higher revenues related to the in-service solar generation projects, lower OM&G due to the timing of generation outages and a weaker Canadian dollar, partially offset by lower revenues due to less favourable weather.

Canadian Electric Utilities’ net income increased by $6 million to $96 million, compared to $90 million in Q1 2019. The increase was due to higher sales volume due to weather and lower OM&G, primarily a result of lower storm costs, at Nova Scotia Power Inc.

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, increased by $1 million to $16 million in Q1 2019, compared to $15 million in Q1 2018.

Gas Utilities and Infrastructure’s CAD net income increased by $14 million to $67 million in Q1 2019, compared to $53 million in Q1 2018. This increase was due to favourable weather conditions and the optimization of pipeline capacity at New Mexico Gas Company, lower depreciation and amortization at Peoples Gas and customer growth at both utilities.

Other’s net loss, adjusted to exclude mark-to-market, in Q1 2019 was $16 million, consistent with Q1 2018. Adjusted earnings from Emera Energy were $52 million, a decrease of $3 million from Q1 2018. Also in Q1 2019 was a $2 million loss associated with the sales of the New England Gas Generation portfolio and Bayside and a $10 million gain from the sale of a property in Florida.

Discount on Reinvested Dividends:

Emera also announced today a change from five per cent to two per cent of the applicable discount from the average market price for common shares purchased in connection with the reinvestment of cash dividends under its DRIP. The revision aligns the Company’s discount rate with industry peers and offers value for those shareholders electing to participate in the DRIP. For common shareholders who have elected participation in the DRIP, reinvestment of their dividends will occur at the new discount beginning on the next dividend declaration date. Additional information regarding Emera’s DRIP is available on its website at www.emera.com.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Friday, May 10, 2019 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2019 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until June 11, 2019, by dialing 1-800-585-8367 and entering pass code 9045319.

Annual General Meeting

Emera will hold its Annual General Meeting on Wednesday, May 15, 2019 at 2:00 p.m. Atlantic (1:00 p.m. Eastern) at the Halifax Convention Centre, Argyle Suite, Level 2, 1650 Argyle Street, Halifax, Nova Scotia.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Erin Power, Manager, Investor Relations

902-428-6760

erin.power@emera.com

Media:

902-222-2683

media@emera.com

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